SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of November, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2015

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Núcleo Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name:	Luiz Carlos Angelotti
e-mail:	4000.diretoria@bradesco.com.br
telephone	number: (55 11) 3681-4011
fax:	(55 11) 3684.4630

Investor Relations Contact

name:	Carlos Wagner Firetti
e-mail:	investidores@bradesco.com.br
telephone number: (55 11) 2194.0922

Newspapers (and locality) in which corporate acts are published

Diário Oficial do Estado de São Paulo and Valor Econômico, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on Dec. 31, 2014

Event

Date

Sending to BM&FBOVESPA (Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin-American Market) and making available to shareholders (Website).

Jan. 29, 2015

Publication

Feb. 4, 2015

Standard Financial Statements, related to the fiscal year ended on Dec. 31, 2014

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	Jan. 29, 2015

Financial Statements in accordance with IFRS, related to the fiscal year ended on Dec. 31, 2014

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	Mar. 31, 2015

November 5, 2015                                                                                                                          ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.2.

Form 20-F related to the fiscal year ended on Dec. 31, 2014

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	Apr. 30, 2015

Cash Proceeds in the allocation of results related to the fiscal year 2014 (at the Annual Shareholders` Meeting of 2015 the distributions already occurred will be ratified)
Cash Proceeds	Event/ Record Date	Amount in R$ (million)	Value in R$/Share			Payment Date
				Common Shares	Preferred Shares
Monthly Interest on Shareholders’ Equity	1st business day of each month	994.7	Gross	0.018817992	0.020699791	1st business day of the following month
			Net	0.015995293	0.017594822
Intermediary Dividends – 1st half/2014	Special Meeting of the Board of Directors Jun. 24, 2014	829.0	*Gross	0.188201395	0.207021535	July 18, 2014
Complementary Interest on Shareholders’ Equity of the year 2014	Special Meeting of the Board of Directors Dec. 22, 2014	2,600.3	Gross	0.590325800	0.649358380	March 6, 2015
			Net	0.501776930	0.551954623
Dividends complementing the amounts already distributed to shareholders, related to the year 2014	Special Meeting of the Board of Directors Feb. 9, 2015	630.5	*Gross	0.143153921	0.157469313	March 6, 2015

*no Withholding Income Tax.

Reference Form related to the current fiscal year

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	May 29, 2015

Financial Statements and Consolidated Financial Statements, related to the semester ended on June 30, 2015

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	July 30, 2015
Publication	Aug. 19, 2015

November 5, 2015                                                                                                                        ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.3.

Disclosure of Results

Event

Date

Annual/2014

Jan. 29, 2015
Relating to 1st quarter /2015	Apr. 29, 2015
Relating to 2nd quarter /2015	July 30, 2015
Relating to 3rd quarter /2015	Oct. 29, 2015

Quarterly Report – ITR

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)

Relating to 1st quarter /2015	Apr. 29, 2015
Relating to 2nd quarter /2015	July 30, 2015
Relating to 3rd quarter /2015	Oct. 29, 2015

Quarterly Consolidated Financial Statements in English

Event

Date

Sending to SEC, NYSE, LATIBEX and making available to shareholders (Website)

Relating to 1st quarter /2015	Apr. 29, 2015
Relating to 2nd quarter /2015	July 30, 2015
Relating to 3rd quarter /2015	Oct. 29,2015

Quiet Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2014	Jan. 14 to Jan. 28, 2015
Relating to 1st quarter /2015	Apr. 14 to Apr. 28, 2015
Relating to 2nd quarter /2015	July 15 to Jul. 29, 2015
Relating to 3rd quarter /2015	Oct. 14 to Oct. 28, 2015

November 5, 2015                                                                                                                        ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.4.

Public Meeting with Analysts and Investors
Event: Public Meeting with Analysts and investors, open to other interested parties

Date / Time / Place

Feb. 5, 2015 (Thursday) - 6:30 p.m. - Brasília, DF (APIMEC) Hotel Royal Tulip Brasília Alvorada – Teatro Alvorada, SHTN, Trecho 1, Conjunto 1B, Bloco C, Asa Norte

Aug. 18, 2015 (Tuesday) - 6:30 p.m. – Belo Horizonte, MG

(APIMEC) Hotel Ouro Minas – Avenida Cristiano Machado, 4.001, Ipiranga

Aug. 20, 2015 (Thursday) - 6:30 p.m. – Porto Alegre, RS

(APIMEC) Hotel Embaixador – Rua Jerônimo Coelho, 354, Centro Histórico

Nov. 12, 2015 (Thursday) - 6:30 p.m. – Fortaleza, CE (APIMEC) Novotel Fortaleza – Rua Doutor Atualpa Barbosa de Lima, 500, Meireles

Nov. 24, 2015 (Tuesday) – 3 p.m. – Rio de Janeiro, RJ (APIMEC) Golden Tulip - Avenida Aquarela do Brasil, 75, São Conrado

Nov. 26, 2015 (Thursday) - 6:30 p.m. – Brasília, DF (APIMEC) Hotel Royal Tulip Brasília Alvorada - Teatro Alvorada, SHTN, Trecho 1, Conjunto 1B, Asa Norte
Nov. 30, 2015 (Monday) – 2 p.m. – São Paulo, SP (APIMEC) Hotel Tivoli Mofarrej – Alameda Santos, 1.437, Cerqueira César

Special and Annual Shareholders’ Meetings already established

Event

Date

Special and Annual Shareholders’ Meetings

Sending the Call Notices and the Board of Directors’ Proposals to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX, including information required by Instructions CVM # 480 and 481, as of Dec. 7, 2009 and Dec. 17, 2009.

Feb. 5, 2015
	Publication of Call Notices	Feb. 6, 10 and 11, 2015
	Date of the Special and Annual Shareholders’ Meetings to be held	Mar. 10, 2015
Sending the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA and CVM	Mar. 19, 2015

November 5, 2015                                                                                                                             ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.5.

Board of Directors/Board of Executive Officers’ Meetings already established

Event

Date

Intermediary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting to resolve on proposal, to be submitted to the Board of Directors, for the payment of dividends and/or intermediary interest on shareholders’ equity	June 11, 2015
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	June 22, 2015
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

Complementary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting to resolve on proposal, to be submitted to the Board of Directors, for the payment of dividends and/or complementary interest on shareholders’ equity	Nov. 11, 2015
Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	Dec. 11, 2015
Sending information on the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

November 5, 2015                                                                                                                        ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2015

.6.

Notices to the Market regarding the Monthly Interest on Shareholders’ Equity in conformity with the System for Monthly Payment to Shareholders

Reference Month	Declaration Date and Record Date of Right	“Ex-Right” Date	Payment Date	Notice Date
January	Jan. 2, 2015	Jan. 5, 2015	Feb. 2, 2015	Dec. 18, 2014
February	Feb. 2, 2015	Feb. 3, 2015	Mar. 2, 2015	Jan. 16, 2015
March	Mar. 2, 2015	Mar. 3, 2015	Apr. 1, 2015	Feb. 13, 2015
Type of Share		Per Share
		Gross	Net
Common Share		R$0.018817992	R$0.015995293
Preferred Share		R$0.020699791	R$0.017594822

Reference Month	Declaration Date and Record Date of Right	“Ex-Right” Date	Payment Date	Notice Date
April	Apr. 1, 2015	Apr. 2, 2015	May 4, 2015	Mar. 17, 2015
May	May 4, 2015	May 5, 2015	Jun. 1, 2015	Apr. 17, 2015
June	Jun. 1, 2015	Jun. 2, 2015	Jul. 1, 2015	May 15, 2015
July	Jul. 1, 2015	Jul. 2, 2015	Aug. 3, 2015	Jun. 16, 2015
August	Aug. 3, 2015	Aug. 4, 2015	Sep. 1, 2015	Jul. 17, 2015
September	Sep. 1, 2015	Sep. 2, 2015	Oct. 1, 2015	Aug. 17, 2015
October	Oct. 1, 2015	Oct. 2, 2015	Nov. 3, 2015	Sep. 16, 2015
November	Nov. 3, 2015	Nov. 4, 2015	Dec. 1, 2015	Oct. 19, 2015
December	Dec. 1, 2015	Dec. 2, 2015	Jan. 4, 2016	Nov. 16, 2015
Type of Share		Per Share
		Gross	Net
Common Share		R$0.017249826	R$0.014662352
Preferred Share		R$0.018974809	R$0.016128588

Ps. The unitary values of the interest on shareholders’ equity were adjusted on March 17, 2015, as from the interest on shareholders’ equity regarding the month of April/2015, due to the approval of the bonus stock process by the Central Bank of Brazil.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

November 5, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   November 5, 2015

By:

Name:  Luiz Carlos Angelotti

Title:    Executive Managing Officer and

            Investor Relations Officer

./.